SECU[illegible] 06002933 [illegible]SION
Washington, D.C. [illegible]

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RECEIVED FEB 2 7 2006 213 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Gate Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Francisco Street, Suite 203
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bonn, CPA 925.279.0785 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armstrong, Bonn & Feeney, LLP
(Name – *if individual, state last, first, middle name*)

426 N. Wiget Lane, Suite A (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. Castagna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Gate Financial Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRECA G. PHILLIPS
Commission # 1356637
Notary Public - California
San Francisco County
My Comm. Expires May 31, 2006

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent Auditor's Report on Internal Controls Required Under Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	13

ARMSTRONG, BONN & FEENEY, LLP

abf

Independent Auditors' Report

To the Board of Managers
Golden Gate Financial Group, LLC:

We have audited the accompanying statements of financial condition of Golden Gate Financial Group, LLC (a Delaware limited liability company) as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Gate Financial Group, LLC as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armstrong, Bonn & Feeney, LLP

Walnut Creek, California
February 11, 2006

426 North Wiget Lane, Suite A • Walnut Creek, CA 94598-2408 • tel 925.279.0785 • fax 925.279.0797
Lake Merritt Plaza 1999 Harrison Street, Suite 2010 • Oakland, CA 94612 • tel 510.273.8733
www.abf-cpa.com

GOLDEN GATE FINANCIAL GROUP, LLC

Statements of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Cash	$ 15,342	$ 191,111
Commissions receivable	58,958	104,663
Accounts receivable	173,977	218,422
Investment in mutual funds, at market value	959,405	498,900
Prepaid expenses	48,030	71,336
Investment in affiliate	4,500	3,500
Property and equipment, at cost, net of accumulated depreciation of $114,766 in 2005 and $97,293 in 2004	18,469	31,054
Other Assets	155,054	180,523
Total assets	$ 1,433,735	$ 1,299,509

Liabilities and Members' Equity

	2005	2004
Liabilities		
State income taxes payable	$ 6,000	$ 6,000
Accounts payable and accrued expenses	46,333	40,194
Total liabilities	52,333	46,194
Members' Equity	1,381,402	1,253,315
Total liabilities and members' equity	$ 1,433,735	$ 1,299,509

See accompanying notes to financial statements.

GOLDEN GATE FINANCIAL GROUP, LLC

Statements of Income
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Investment advisory fees	$ 831,263	$ 1,033,248
Commissions	386,418	573,539
Dividends	20,624	2,216
Loss on sales of mutual funds	(119)	(11,018)
Total revenues	1,238,186	1,597,985
Expenses		
Employee compensation and benefits	967,482	1,105,291
Professional fees	225,227	139,440
Licenses and fees	52,375	57,028
Office expense	41,111	42,368
Communications and data processing	26,754	35,433
Insurance	74,820	78,034
Rent expense	48,259	54,736
Depreciation and amortization	40,653	44,782
Solicitation and other fees	3,121	1,423
Meals and travel	25,303	17,011
Total expenses before reimbursement of shared resources	1,505,105	1,575,546
Reimbursement of shared resources	(402,806)	(415,525)
Total Expenses	1,102,299	1,160,021
Net income before state income taxes	135,887	437,964
Provision for state income taxes	7,800	6,800
Net income (loss)	$ 128,087	$ 431,164

See accompanying notes to financial statements.

GOLDEN GATE FINANCIAL GROUP, LLC

Statements of Changes in Members' Equity
For the Years Ended December 31, 2005 and 2004

	Capital Contributed	Capital Distributed	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2003	$ 2,135,000	$ (100,000)	$ (1,212,849)	$ 822,151
Net income	-	-	431,164	431,164
Balances at December 31, 2004	2,135,000	(100,000)	(781,685)	1,253,315
Net income	-	-	128,087	128,087
Balances at December 31, 2005	$ 2,135,000	$ (100,000)	$ (653,598)	$ 1,381,402

See accompanying notes to financial statements.

GOLDEN GATE FINANCIAL GROUP, LLC

Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 128,087	$ 431,164
Adjustments to reconcile net income to net		
Cash provided (used) by operating activities:		
Depreciation and amortization	40,653	44,782
(Increase) Decrease in operating assets:		
Commissions receivable	45,705	6,420
Accounts receivable	44,445	(44,287)
Prepaid expenses	23,306	(34,661)
Other assets	2,289	(45,422)
Increase (Decrease) in operating liabilities:		
Accounts payable and accrued expenses	6,139	(68,372)
Net cash provided (used) by operating activities	290,624	289,624
Cash flows from investing activities:		
Purchase of property and equipment	(4,888)	(10,282)
Additional investment in affiliate	(1,000)	(1,000)
Net (purchases) sales of mutual funds	(460,505)	(110,628)
Net cash provided (used) by investing activities	(466,393)	(121,910)
Net increase (decrease) in cash	(175,769)	167,714
Cash and cash equivalents at beginning of year	191,111	23,497
Cash and cash equivalents at end of year	$ 15,342	$ 191,211
Supplemental cash flows disclosures:		
Income tax payments	$ 6,800	$ 6,800
Interest payments	$ -	$ -

See accompanying notes to financial statements.

GOLDEN GATE FINANCIAL GROUP, LLC

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Description of the Company:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Application for broker-dealer status was granted by the SEC on September 5, 2002, and by the NASD on February 11, 2003. Services provided by the Company include investment advisory. The Company is a Delaware Limited Liability Company, formed on April 24, 2002.

Note 2 - Summary of Significant Accounting Policies:

Receivables: Receivables represent amounts due for income earned from trading activity, investment advisory fees, and commissions. Receivables are valued at the amount the Company expects to collect less an amount that is estimated to be uncollectible. Receivables are determined uncollectible and written off after all collection efforts have been made. No allowance for doubtful accounts is considered necessary. Receivable past due 90 days and still accruing were $ 12,382 and $22,472 at December 31, 2005 and 2004, respectively.

Amortization: Organization costs are amortized on a straight-line basis over a period of 60 months.

Depreciation: Depreciation is provided on an accelerated basis using estimated useful lives of three to seven years.

Securities Transactions: Customer securities transactions with related income and expenses are reported on a trade-date basis. Marketable mutual funds are valued at market value.

Investment Advisory Income: Investment advisory fees are recognized in the fiscal period that they are earned.

Statement of Cash Flows: The Company presents its statement of cash flows using the indirect method. The Company has defined highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash equivalents.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

See auditors' report.

Note 2 - Summary of Significant Accounting Policies (continued):

Income Taxes: The Company is a limited liability company that is treated for income taxes purposes as a partnership. As such, the Company does not pay federal corporate income taxes but is subject to a state limited liability company fee and annual tax. The Company's income or loss is taxed to the members in their respective returns.

Note 3 - Pension Plan-Defined Contribution (Profit-sharing Plan):

The Company has a defined contribution-profit sharing 401(k) plan effective June 21, 2002. This plan is available to all eligible employees after they have completed one-half (1/2) years of service. The employer may make discretionary contributions to the plan from time to time. The Company made no contributions to the plan for the years ended December 31, 2005 and 2004.

Note 4 - Investment in Affiliate:

Investment in affiliate consists of an initial private placement offering that is managed by the Company. As of December 31, 2005, the Company had invested $4,500 and owns less than 1% of the affiliate.

Note 5 - Commitments and Contingent Liabilities:

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2005 are as follows:

2006	$ 52,225
2007	54,297
2008	50,979
2009	47,483
	$204,984

Note 6 – State Income Taxes:

The current provision for state income taxes is based on gross receipts and earnings reported for income tax purposes for the years ended December 31, 2005 and 2004. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes.

Note 6 – State Income Taxes (Continued):

Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. As of December 31, 2005 and 2004, there were no deferred tax assets or liabilities.

Provision for income tax for the years ended December 31, 2005 and 2004 consists of the following:

	2005		2004
State income tax and LLC fee	$7,800	$	6,800

Note 7 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $959,313 and $733,872, respectively, which was $859,313 and $633,872, respectively, in excess of its required minimum net capital of $100,000. The aggregate indebtedness to net capital ratio at December 31, 2005 and 2004 was .055 to 1 and .059 to 1, respectively.

Note 8 - Property and Equipment:

Property and equipment, at cost, consists of the following:

		2005		2004
Furniture & fixtures	$	31,763	$	31,763
Computer equipment		27,324		22,436
Computer software		48,663		48,663
Website		25,485		25,485
		133,235		128,347
Less accumulated depreciation		(114,766)		(97,293)
	$	18,469	$	31,054

Note 9 – Reimbursement of Shared Resources:

During 2005 the Company entered into shared resource agreements with certain investment companies affiliated with members and officers of the Company. Under the terms of these agreements, the Company received reimbursements for labor, rent and other office related expenses. For the year ended December 31, 2005, the Company received the following amounts under shared resource agreements:

	Labor	Rent	Office Expenses	Total
Florentine Partners, LLC	$ 213,910	$ 11,100	$ -	$ 225,010
Orion Partners, LLC	52,823	11,100	9,518	73,441
Verona Partners, LLC	104,355	-	-	104,355
	$ 371,088	$ 22,200	$ 9,518	$ 402,806

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2005

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Net Capital:		
Total members' equity	$	1,381,402
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		1,381,402
Add allowable subordinated liabilities		-
Total capital and allowable subordinated liabilities		1,381,402
Deduct non-allowable assets		(402,899)
Net capital before haircuts on securities positions		978,503
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Market funds of $959,405 x 2%		19,190
Stock funds of $ 0 x 15%		-
Net haircuts		19,190
Net capital	$	959,313
Aggregate Indebtedness:		
Items included in statement of financial condition	$	52,333
Add items not included in statement of financial condition		-
Total aggregate indebtedness	$	52,333
Computation of basic net capital requirement:		
Minimum net capital required of reporting broker-dealer	$	100,000
Excess net capital requirement	$	859,313
Excess net capital at 1,500 percent	$	914,830
Ratio: Aggregate indebtedness to net capital		0.055 to 1
Reconciliation with Company's computation:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	959,313
Net audit adjustments		-
Net capital per above	$	959,313

See auditors' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

See auditors' report and accompanying notes.

ARMSTRONG, BONN & FEENEY, LLP

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Managers
Golden Gate Financial Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Golden Gate Financial Group, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armstrong, Gowne & Feeney, LLP

Walnut Creek, California
February 11, 2006